UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

                 Univar Inc.

(Name of Issuer)

                        Common Stock, par value $0.01 per share

(Title of Class of Securities)

                               91336L107

(CUSIP Number)

                          February 28, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91336L107		13G	Page 2 of 11
1	NAME OF REPORTING PERSON TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 9,497,550
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 9,497,550
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,497,550
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (1)
12	TYPE OF REPORTING PERSON CO

(1) The calculation assumes that there is a total of 169,678,280 shares of Common Stock (as defined below) outstanding following the Merger (as defined below), which is the sum of (i) the 141,732,317 shares of Common Stock outstanding as of February 12, 2019, as reported in the Issuer’s (as defined below) Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on February 21, 2019, and (ii) the approximately 27,945,963 shares of Common Stock expected to be issued in connection with the Merger, as reported in Nexeo’s (as defined below) Proxy Statement on Schedule 14A filed with the Commission on January 30, 2019.

CUSIP No. 91336L107		13G	Page 3 of 11
1	NAME OF REPORTING PERSON TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 9,497,550
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 9,497,550
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,497,550
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (2)
12	TYPE OF REPORTING PERSON CO

(2) The calculation assumes that there is a total of 169,678,280 shares of Common Stock outstanding following the Merger, which is the sum of (i) the 141,732,317 shares of Common Stock outstanding as of February 12, 2019, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on February 21, 2019, and (ii) the approximately 27,945,963 shares of Common Stock expected to be issued in connection with the Merger, as reported in Nexeo’s Proxy Statement on Schedule 14A filed with the Commission on January 30, 2019.

CUSIP No. 91336L107		13G	Page 4 of 11
1	NAME OF REPORTING PERSON David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 9,497,550
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 9,497,550
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,497,550
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (3)
12	TYPE OF REPORTING PERSON IN

(3) The calculation assumes that there is a total of 169,678,280 shares of Common Stock outstanding following the Merger, which is the sum of (i) the 141,732,317 shares of Common Stock outstanding as of February 12, 2019, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on February 21, 2019, and (ii) the approximately 27,945,963 shares of Common Stock expected to be issued in connection with the Merger, as reported in Nexeo’s Proxy Statement on Schedule 14A filed with the Commission on January 30, 2019.

CUSIP No. 91336L107		13G	Page 5 of 11
1	NAME OF REPORTING PERSON James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 9,497,550
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 9,497,550
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,497,550
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (4)
12	TYPE OF REPORTING PERSON IN

(4) The calculation assumes that there is a total of 169,678,280 shares of Common Stock outstanding following the Merger, which is the sum of (i) the 141,732,317 shares of Common Stock outstanding as of February 12, 2019, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on February 21, 2019, and (ii) the approximately 27,945,963 shares of Common Stock expected to be issued in connection with the Merger, as reported in Nexeo’s Proxy Statement on Schedule 14A filed with the Commission on January 30, 2019.

Item 1	(a).	Name of Issuer: Univar Inc. (the “Issuer”)
Item 1	(b).	Address of Issuer’s Principal Executive Offices: 3075 Highland Parkway, Suite 200 Downers Grove, Illinois 60515

Item 2	(a).

Name of Person Filing:

This Schedule 13G is being filed jointly by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), TPG Advisors VI, Inc., a Delaware corporation (“Advisors VI”), David Bonderman and James G. Coulter (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings II, L.P., a Delaware limited partnership, which is the sole member of TPG VI AIV SLP SD Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG VI AIV SLP SD, L.P., a Delaware limited partnership, which is the managing member of Nexeo Holdco, LLC, a Delaware limited liability company (“Nexeo Holdco”), which directly holds 546,310 shares of Common Stock. TPG Advisors VI is the general partner of each of (i) TPG VI Neon I, L.P., a Delaware limited partnership (“TPG Neon I”), which directly holds 3,944,086 shares of Common Stock, (ii) TPG VI Neon II, L.P., a Delaware limited partnership (“TPG Neon II”), which directly holds 4,971,912 shares of Common Stock, (iii) TPG VI FOF Neon, L.P., a Delaware limited partnership (“TPG FOF Neon” and, together with Nexeo Holdco, TPG Neon I and TPG Neon II, the “TPG Funds”), which directly holds 35,242 shares of Common Stock.

The TPG Funds acquired the shares of Common Stock reported herein pursuant to the Agreement and Plan of Merger, dated as of September 17, 2018, by and among Nexeo Solutions, Inc. (“Nexeo”), the Issuer, Pilates Merger Sub I Corp. (“Merger Sub I”) and Pilates Merger Sub II LLC (“Merger Sub II”), whereby (i) Merger Sub I merged with and into Nexeo, with Nexeo continuing as the surviving corporation and a wholly owned subsidiary of Univar, and (ii) the surviving corporation merged with and into Merger Sub II, with Merger Sub II continuing as the surviving company (collectively, the “Merger”).

Because of Group Advisors’ and Advisors VI’s relationship to the TPG Funds, Group Advisors and Advisors VI may be deemed to beneficially own the securities reported herein. David Bonderman and James G. Coulter are sole shareholders of each of Group Advisors and Advisors VI and may therefore be deemed to beneficially own the securities reported herein. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Item 2	(b).

Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2	(c).	Citizenship: See responses to Item 4 on each cover page.
Item 2	(d).	Title of Class of Securities: Common Stock, $0.01 par value (“Common Stock”)
Item 2	(e).	CUSIP Number: 91336L107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

(a) AMOUNT BENEFICIALLY OWNED:

See responses to Item 9 on each cover page.

(b) PERCENT OF CLASS:

See responses to Item 11 on each cover page.

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 5 on each cover page.

(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 6 on each cover page.

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

See responses to Item 7 on each cover page.

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certifications
By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2019

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

TPG Advisors VI, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Bradford Berenson

Name: Bradford Berenson, on behalf of David Bonderman (5)

James G. Coulter

By: /s/ Bradford Berenson

Name: Bradford Berenson, on behalf of James G. Coulter (6)

(5) Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).

(6) Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.*

________

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011.